UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

China Online Education Group

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

16954L 105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Shunwei Technology Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 37,329,473(1) See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 37,329,473(1) See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,329,473(1) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.3%. The voting power of the shares beneficially owned represents 16.0%(2) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person CO

(1)	Represents 37,329,473 Class B ordinary shares held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands.
(2)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons Shunwei China Internet Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 37,329,473(3) See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 37,329,473(3) See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,329,473(3) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.3%. The voting power of the shares beneficially owned represents 16.0%(4) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person PN

(3)

Represents 37,329,473 Class B ordinary shares held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P.

(4)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons Shunwei Capital Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 37,329,473(5) See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 37,329,473(5) See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,329,473(5) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.3%. The voting power of the shares beneficially owned represents 16.0%(6) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person PN

(5)

Represents 37,329,473 Class B ordinary shares held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P.

(6)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons Shunwei Capital Partners GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 37,329,473(7) See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 37,329,473(7) See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,329,473(7) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.3%. The voting power of the shares beneficially owned represents 16.0%(8) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person CO

(7)

Represents 37,329,473 Class B ordinary shares held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P., whose general partner in turn, is Shunwei Capital Partners GP Limited.

(8)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis

1	Names of Reporting Persons Tuck Lye Koh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 37,329,473(9) See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 37,329,473(9) See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,329,473(9) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.3%. The voting power of the shares beneficially owned represents 16.0%(10) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person IN

(9)

Represents 37,329,473 Class B ordinary shares held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P., whose general partner in turn, is Shunwei Capital Partners GP Limited. Shunwei Capital Partners GP Limited is controlled by Mr. Tuck Lye Koh.

(10)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

Item 1(a).	Name of Issuer: China Online Education Group (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 6th Floor Deshi Building North, Shangdi Street, Haidian District Beijing 100085, People’s Republic of China

Item 2(a).

Name of Person Filing:

i.   Shunwei Technology Limited;

ii.  Shunwei China Internet Fund, L.P.;

iii.   Shunwei Capital Partners GP, L.P.;

iv.   Shunwei Capital Partners GP Limited; and

v.  Tuck Lye Koh (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

For Shunwei Technology Limited
Vistra Corporate Services Center,

Wickhams Cay II, Road Town, Tortola, VG 1110,
British Virgin Islands

For Shunwei China Internet Fund, L.P.
Walker House

87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

Shunwei Capital Partners GP, L.P.

Walker House

87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

For Shunwei Capital Partners GP Limited

Walker House

87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

For Mr. Tuck Lye Koh

32D Watten Rise, Singapore 286651

Item 2(c).	Citizenship: Shunwei Technology Limited – British Virgin Islands Shunwei China Internet Fund, L.P. – Cayman Islands Shunwei Capital Partners GP Limited – Cayman Islands Tuck Lye Koh – Singapore

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

Item 2(e).	CUSIP No.: 16954L 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares, par value of $0.0001 per share, of the Issuer by each of the Reporting Persons is provided as of December 31, 2018:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percentage of aggregate voting power
Shunwei Technology Limited	37,329,473	12.3%	37,329,473	—	37,329,473	—	16.0%
Shunwei China Internet Fund, L.P.	37,329,473	12.3%	37,329,473	—	37,329,473	—	16.0%
Shunwei Capital Partners GP, L.P.	37,329,473	12.3%	37,329,473	—	37,329,473	—	16.0%
Shunwei Capital Partners GP Limited	37,329,473	12.3%	37,329,473	—	37,329,473	—	16.0%
Tuck Lye Koh	37,329,473	12.3%	37,329,473	—	37,329,473	—	16.0%

As of December 31, 2018, 37,329,473 Class B ordinary shares were directly held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P., whose general partner in turn, is Shunwei Capital Partners GP Limited. Shunwei Capital Partners GP Limited is controlled by Mr. Tuck Lye Koh.

The percentage of the class of securities beneficially owned by each Reporting Person is based on 302,843,634 ordinary shares outstanding as of February 28, 2018, comprising of 77,250,233 Class A ordinary shares (excluding 4,292,010 Class A ordinary reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan) and 225,593,401 Class B ordinary shares.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[Signature Page to Schedule 13G]

Dated: February 1, 2019

Shunwei Technology Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Shunwei China Internet Fund, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Shunwei Capital Partners GP, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Shunwei Capital Partners GP Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Tuck Lye Koh		/s/ Tuck Lye Koh